UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-23378
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thermadyne Holdings Corporation
Full Name of Registrant

Former Name if Applicable

16052 Swingley Ridge Road, Suite 300
Address of Principal Executive Office (Street and Number)

Chesterfield, Missouri 63017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 8, 2006, Thermadyne Holdings Corporation (the “Company”) filed its Quarterly Report on Form 10-Q for the period ended June 30, 2006 with the Securities and Exchange Commission (the “Commission”).  The Company was not able to timely file its June 30, 2006 Quarterly Report because of (i) the delay in filing its 2005 Annual Report and March 31, 2006 Quarterly Report for the reasons discussed below and (ii) the Company’s need to appoint a new independent registered public accounting firm upon the resignation of Ernst & Young LLP (“Ernst & Young”).  Because the Company only recently filed its June 30, 2006 Quarterly Report, the Company is unable to complete its unaudited financial statements for the quarter ended September 30, 2006 by November 9, 2006.  As such, the Company will be unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2006 by the November 9, 2006 deadline.

The Company continues its efforts to complete its financial statements for the quarter ended September 30, 2006 and intends to file its Quarterly Report on Form 10-Q for this period on or before the extended due date of November 14, 2006.

Additional Background Information:

On August 3, 2006, the Company filed with the Commission its Annual Report on Form 10-K for the year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.  As previously disclosed in its filings with the Commission, the Company’s identification of material weaknesses in its internal controls over financial reporting resulted in the Company not being able to timely file these reports and required the Company to undertake a restatement of its consolidated financial statements for the seven months ended December 31, 2003, the year ended December 31, 2004, each of the quarters of 2004 and each of the first three quarters of 2005 to correct errors in accounting for certain income tax matters, foreign currency translation, certain foreign business units and miscellaneous other matters.  These material weaknesses were disclosed in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2005 and 2004 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, September 30, 2005, June 30, 2005 and March 31, 2005.

As reported in the Company’s Current Reports on Form 8-K filed with the Commission on July 19, 2006 and August 3, 2006, as amended on August 7, 2006, the Company’s former independent registered public accounting firm, Ernst & Young informed the Company on July 13, 2006 of its intent to resign, effective upon the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.  The resignation was not a result of any disagreements (as described under Item 304(a)(1)(iv) of Regulation S-K) between Ernst & Young and the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedures.

As reported in the Company’s Current Report on Form 8-K filed with the Commission on September 20, 2006, the Audit Committee of the Company’s Board of Directors appointed KPMG LLP to serve as the Company’s independent registered public accounting firm for the quarters ended June 30, 2006 and September 30, 2006, the quarter ending December 31, 2006 and the year ending December 31, 2006.  The Company’s stockholders ratified this appointment at the Company’s 2006 Annual Meeting of Stockholders held on October 23, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Patricia S. Williams	(636)	728-3133
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Thermadyne Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2006	By:	/s/ Patricia S. Williams
		Name:	Patricia S. Williams
		Title:	Vice President, General Counsel
and Corporate Secretary